UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HELIOS TECHNOLOGIES, INC.

(Exact Name of Registration as Specified in its Charter)

FLORIDA	0-21835	59-2754337
(State or Other Jurisdiction of		(I.R.S. Employer
Incorporation or Organization)	(Commission File No.)	Identification No.)

1500 WEST UNIVERSITY PARKWAY
SARASOTA, FLORIDA	34243
(Address of Principal Executive Offices)	(Zip Code)

Marc Greenberg, (941)362-1200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2020, filed herewith as Exhibit 1.01, is available at www.heliostechnologies.com under "Investors" in the "Governance" section.

Item 1.02 Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibit

Item 2.01 Exhibit

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HELIOS TECHNOLOGIES, INC.
(Registrant)

/s/ Tricia L. Fulton		May 27, 2021
By	Tricia L. Fulton	(Date)
Chief Financial Officer (Principal Financial and Accounting Officer)